May 4, 2016

VIA EDGAR AND FEDERAL EXPRESS

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                             Care Capital Properties, Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed March 10, 2016
File No. 1-37356

Dear Ms. Monick:

Set forth below are the responses of Care Capital Properties, Inc., a Delaware corporation (together with its subsidiaries, the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated April 21, 2016 from you to Lori B. Wittman, the Company’s Executive Vice President and Chief Financial Officer, with respect to the above-referenced filing.

For the convenience of the Staff, we have set forth below each of the Staff’s comments in italics, immediately followed by our response thereto.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 70

1.                                      We note that you exclude the future cash obligations related to interest expense on your long-term debt obligations.  In future periodic filings, please provide an estimate of such amount.  Refer to footnote 46 of SEC Interpretive Release No. 33-8350.

As requested, the Company will include an estimate of future cash obligations related to interest expense in its future periodic reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

United States Securities and Exchange Commission

May 4, 2016

Combined Consolidated Statements of Cash Flows, page 77

2.                                      Please clarify for us and in future filings the nature of the line item for Other acquisition-related investing activities.

Other acquisition-related investing activities of $151.5 million for the year ended December 31, 2015, included in the Company’s supplemental schedule of non-cash activities, represents non-cash consideration for acquisitions made prior to the Company’s separation from Ventas, Inc. (“Ventas”) on August 17, 2015.

This amount, plus the $11.5 million of common stock for our specialty valuation firm, represents the difference between $618.6 million of net assets acquired (disclosed in “Note 4—Acquisitions and Dispositions of Real Estate Property” of the Notes to Combined Consolidated Financial Statements) and $455.5 million of net investment in real estate property (disclosed in the Combined Consolidated Statement of Cash Flows).

We do not expect similar transactions to recur; however, as requested, the Company will clarify the nature of this line item, as appropriate, in its future Exchange Act periodic reports.

Schedule III, page 98

3.                                      Regarding your reconciliation of real estate, please clarify for us and in future filings the nature of the line item for Other of $59,688,000 for the year ended December 31, 2015.

The amount reported as “Other” on the reconciliation of real estate represents transfers of real estate between the Company and Ventas prior to the Company’s separation from Ventas on August 17, 2015.  Specifically, it represents changes in real estate contributed from Ventas, as opposed to third-party acquisitions or dispositions.  We do not expect similar transactions to recur; however, as requested, the Company will clarify the nature of this line item, as appropriate, in its future Exchange Act periodic reports.

We hope that the foregoing has been responsive to the Staff’s comments.  The Company hereby acknowledges that:

•                  It is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

May 4, 2016

Should any member of the Staff have any questions or comments or wish to discuss further the foregoing responses to your April 21, 2016 letter, please call me at (312) 881-4702.

Very truly yours,

/s/ Lori B. Wittman

Lori B. Wittman
Executive Vice President and Chief Financial Officer

cc:                                Raymond J. Lewis, Chief Executive Officer of Care Capital Properties, Inc.
Kristen M. Benson, Executive Vice President, General Counsel and Corporate Secretary of Care Capital Properties, Inc.